FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

555 Burrard Street

Vancouver, BC V7X 1M8

Item 2 Date of Material Change:

February 2, 2021.

Item 3 News Release:

The press release attached as Schedule “A” was disseminated on February 2, 2021.

Item 4 Summary of Material Change:

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change:

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Executive Officer:

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9 Date of Report:

February 3, 2021.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

February 2, 2021

HIVE Blockchain Most Liquid TSX.V Stock Trading over 1.7 Billion Shares in 2020 and Named 4th on The 2021 OTCQX Best 50 has Established an
At-the-Market Equity Program to Accelerate Growth

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or “HIVE”) is pleased to announce that during calendar 2020 it was the most liquid stock trading over 1.7 billion shares combined on the TSX Venture Exchange (“TSX.V”) and Canadian alternative trading systems (“ATS”) in Canada, was ranked 4th on the OTCQX® Best 50, a ranking of top performing companies traded on the OTCQX Best Market last year and that it has entered into an equity distribution agreement (the "Equity Distribution Agreement") with Canaccord Genuity Corp.

2020 Most Liquid TSX.V Listed Stock

During the calendar year 2020, based on Bloomberg data, the Company was the most liquid stock trading over 1.76 billion shares on the combined TSX.V and ATS exchanges more than tripling their previous annual highest volume of 580 million shares in 2018. Mr. Frank Holmes, Interim Executive Chairman of HIVE commented, “This strong liquidity is what separates HIVE from its competitors and makes HIVE by far the most liquid Canadian stock in our sector in 2020.”

OTCQX Best 50

The Company is honored to be named to the OTCQX Best 50, and ranking as #4 on that prestigious list. The OTCQX Best 50 is an annual ranking of the top 50 U.S. and international companies traded on the OTCQX market. The ranking is calculated based on an equal weighting of one-year total return and average daily dollar volume growth in the previous calendar year. Companies in the 2021 OTCQX Best 50 were ranked based on their performance in 2020.

For the complete 2021 OTCQX Best 50 ranking, visit: https://www.otcmarkets.com/files/2021_OTCQX_Best_50.pdf

The OTCQX Best Market offers transparent and efficient trading of established, investor-focused U.S. and global companies. To qualify for the OTCQX market, companies must meet high financial standards, follow best practice corporate governance, and demonstrate compliance with applicable securities laws.

At-the Market Offering

Pursuant to the Equity Distribution Agreement, the Company may, from time to time, sell up to US$100 million of common shares (“Common Shares”) in the capital of the Company (the “ATM Equity Program”). The Company intends to use the net proceeds of the ATM Equity Program, if any, principally for general corporate and working capital requirements, funding ongoing operations, to repay indebtedness outstanding from time to time, to complete future acquisitions, or for other corporate purposes.

Mr. Holmes remarked, “We have chosen the ATM Equity Program for several compelling reasons including a much less cost of capital, flexibility to quickly capture opportunities while building our Bitcoin and Ethereum inventory of coins.”

Since the Common Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company's management and in accordance with the terms of the Equity Distribution Agreement. To date, no Common Shares have been distributed by the Company pursuant to the Equity Distribution Agreement.

Sales of Common Shares, if any, under the ATM Equity Program are anticipated to be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 Shelf Distributions, as sales made directly on the TSX.V or any other recognized Canadian "marketplace" within the meaning of National Instrument 21-101 Marketplace Operation. The ATM Equity Program is being made pursuant to a prospectus supplement dated February 2, 2021 (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated January 27, 2021 (the "Base Shelf Prospectus"), filed with the securities regulatory authorities in each of the provinces and territories of Canada.

The Prospectus Supplement (as well as the related Base Shelf Prospectus) is available at the Company's profile on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or in any jurisdiction where the offer, sale or solicitation would be unlawful. The Common Shares referred to in this news release may not be offered or sold in the United States absent registration or an applicable exemption from registration.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Interim Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. In some cases, forward- looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information is based on the Company’s opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, risks related to the offering or sale of securities pursuant to the Prospectus Supplement, the completion of the transactions contemplated in this news release in the manner anticipated and those factors discussed in greater detail under the “Risk Factors” section in the Company’s preliminary base shelf prospectus and its annual information form, both of which are available under the Company’s profile on SEDAR at www.sedar.com, and should be considered carefully by prospective investors.

The forward-looking statements and information in this press release include, but are not limited to, statements with respect to the potential issuance of securities of the Company, the amount of securities that may be issued and the use of proceeds under the Prospectus Supplement filed in connection therewith.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others: the COVID 19 crisis; the transaction described in this news release may not occur on the terms as proposed and described herein or at all and, if such transaction is completed; the Company’s cryptocurrency operation may not meet expected performance levels for one or more reasons; the proposed transaction may not have a positive impact on HIVE’s revenues, or gross mining margin; the impact of new electrical power rates which could impair profitability and operating performance; expansion may not materialize as currently anticipated, or at all; operating risks caused by social unrest; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; risks relating to the global economic climate; dilution; and other related risks as more fully set out in the Base Shelf Prospectus and Prospectus Supplement, and other documents disclosed under the Company’s filings at www.sedar.com. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward - looking information other than as required by law.